Interlink Plus, Inc. 4952 Rainbow Boulevard, Suite 326 Las Vegas, Nevada 89118

September 4, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention:  Larry Spirgel

Re:	Interlink Plus, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 27, 2015
File No. 333-205985

Dear Larry Spirgel:

I write on behalf of Interlink Plus, Inc., (the “Company”) in response to Staff’s letter of September 4, 2015, by Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed August 27, 2015 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

GENERAL

1.

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1; HOWEVER, YOUR RISK FACTOR DISCLOSURE INDICATES THAT YOU NEED THE PROCEEDS FROM THIS OFFERING “TO START [YOUR] OPERATIONS.” PLEASE RECONCILE.

In response to this comment, the Company reconciled the disclosure.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Duan Fu

Duan Fu

Enclosures:

Acknowledgment by the Company